

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2012

<u>Via E-mail</u>
Mr. Roland Kohl
Chief Executive Officer
Highway Holdings Limited
Suite 1801, Level 18, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

Re: Highway Holdings Limited
Form 20-F for the Fiscal Year Ended March 31, 2011
Filed June 29, 2011
File No. 0-28990

Dear Mr. Kohl:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief